Mail Stop 3720

September 26, 2006

Mr. Daniel Ng
President and CEO
China Digital Media Corporation
2505-06, 25/F, Stelux House,
698 Prince Edward Road East
Kowloon, Hong Kong

       Re: **China Digital Media Corporation**
            Form 10-KSB/A for Fiscal Year Ended December 31, 2005
            Filed February 28, 2006

            Forms 10-QSB for Fiscal Quarter Ended June 30, 2006
            File No. 0-30212

Dear Mr. Ng:

       We have reviewed your supplemental response letter dated August 29, 2006 as well as your filings and have the following comments. As noted in our comment letter dated August 15, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for Fiscal Year Ended December 31, 2005

1. Summary of Significant Accounting Policies and Organization

(M) Revenue Recognition, page 32

1. We note in your response to comment 1 that you applied the one-time "volume discount" of $1,794,000 to reduce what you owed to the vendor of the set-top-boxes. Since this represents a reduction in the cost of previously acquired equipment, and is not a payment for assets or services delivered to the vendor, it is unclear to us why you did not record it as a reduction in the carrying value of property and equipment. Please revise or advise us further.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Statements of Operations, page 4

2. If the captions "cost of revenue" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation in future filings to either reclassify the applicable depreciation to "cost of revenue" or remove the caption "gross profit" and indicate the amount of applicable depreciation and amortization that is excluded from "cost of revenue."

Statements of Cash Flows, page 5

3. Please explain to us in detail what the $4,514,200 increase in accounts payable between December 31, 2005 and June 30, 2006 relates to and tell us when you paid, in cash, the $4,858,352 for the purchase of property and equipment.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 11

Results of Operations, page 14

4. We note your statement in the 1st paragraph on page 14 "Although the joint venture in Guiyang has just commenced in operation from May of 2006, the company has made a contribution of $117,842 of revenue to the advertising revenue segment." Please tell us whether this statement is referring to the joint venture Guishi Huaguang that you discuss at the bottom of page 7. If so, explain to us why it is appropriate to recognize revenue from a joint venture that you account for under the equity method. Otherwise, please tell us and disclose in future filings the details of this joint venture in Guiyang.

General – Earnings per share

5. In future quarterly filings, please include the disclosures required by paragraph 40 and 41 of SFAS 128.

6. We note from page 2 of Exhibit 10 of your 8-K filed on November 11, 2005 that the holders of your Series A Preferred Stock are entitled to receive dividends with the holders of the Common Stock on an as converted basis. As such, please confirm for us that you will calculate basic earnings per share using the two-class method in your future quarterly and annual filings. Refer to Issue 7 and Example G of EITF 03-6 for guidance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director